Effective as of February 29, 2008

February 20, 2008

Neil Jones, President

CEDA Enterprises, Inc.

19322 E. Chaffee Avenue

Denver, CO  80249

Dear Neil:

This letter agreement ("Agreement") will set forth the terms and conditions for the purchase by Good Times Drive Thru Inc., a Colorado corporation ("Good Times"), of the restaurant building, all other improvements currently existing on the real property and all personal property and other assets which comprise the existing Good Times restaurant located at 8930 E. Hampden Avenue, Denver, Colorado  80231 (the "Restaurant"), from CEDA Enterprises, Inc., a Colorado corporation ("CEDA Restaurants").  CEDA Restaurants is hereinafter referred to as "Seller".

            1.         Purchased Assets; Assumed Liabilities.  The property and assets of the Restaurant consist of the restaurant building, all other improvements currently existing on the real property, all furniture, fixtures, smallwares, signage, equipment, goodwill, personal property and all other assets, tangible and intangible property and business of every kind, character and nature whatsoever with respect to the Restaurant, including, without limitation, the items set forth on Exhibit A attached hereto (collectively, the "Personal Property"), all of which are currently owned by CEDA Restaurants.  All of the foregoing Personal Property are hereinafter referred to collectively as the "Assets."  Upon and subject to the terms and conditions set forth in this Agreement, Good Times shall purchase all of the Assets from Seller.  Good Times shall not assume any liabilities associated with the Restaurant other than the existing vendor contracts.

2.                  Consideration.  In consideration for the Assets, Good Times shall pay the following (collectively, the "Purchase Price"):

a.         For the Personal Property, (i) $395,000.00 payable to CEDA Restaurants ($50,000.00 of which is attributable to the fixtures, furniture and equipment and $345,000.00 of which is attributable to the building, leasehold improvements and other Personal Property), a portion of which shall be a reduction of the promissory notes made by CEDA Restaurants to Good Times in the aggregate amount of $65,250.00, and (ii) the mutual agreed upon value of the food and paper inventory and cash on hand existing at the Restaurant on February 29, 2008.

            3.         Contingencies.  The closing of the purchase of the Assets by Good Times is contingent upon the following ("Contingencies") being satisfied in the sole discretion of Good Times:

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a.         Confirmation to the satisfaction of Good Times that (i) the Assets will be in good working order and free and clear of all mortgages, liens and encumbrances at the closing and (ii) the Sellers' representations and warranties set forth in paragraph 5 below are true and correct on the Closing Date;

b.         Mutual agreement between CEDA Restaurants and Good Times on the Closing Date as to the amount of cash on hand and the value of the food and paper inventory which shall be retained by Good Times, but reimbursed as part of the Purchase Price;

c.         A satisfactory inspection by Good Times of the condition of the Restaurant premises and Assets on or before the Closing Date to verify that the Restaurant premises and Assets are in substantially the same condition as of the date of this Agreement, normal wear and tear accepted; and

d.         Confirmation that from the date of this Agreement through the Closing Date, there has not been any (i) transaction relating to the Restaurant and/or Assets except in the ordinary course of business (and except this Agreement), (ii) material adverse change in the financial condition, liabilities, value, business or prospects of the Restaurant and/or Assets, (iii) reduction of or destruction, damage to, or loss or misappropriation of any of the Assets (whether or not covered by insurance) that materially and adversely affects the financial condition, value, business or prospects of the Restaurant and/or Assets, (iv) mortgage, pledge, lien or other encumbrance of any of the other Assets and (v) other event or condition of any character or nature whatsoever that has or might reasonably have a materially adverse effect on the financial condition, business, liabilities, value or prospects of the Restaurant and/or Assets.

e.         Closing on the property located at 4670 Peoria Street, Denver, Colorado pursuant to the Letter Agreement between Good Times, CEDA Restaurants and CEJ Investments, LLC dated February 20, 2008 and release of all related liens in conjunction therewith.

4.                  Closing.

a.         The closing of the purchase of the Assets by Good Times shall be effective as of February 29, 2008 ("Closing Date"), provided that all Contingencies have been satisfied.  If any of the Contingencies have not been satisfied in the sole discretion of Good Times by the closing, Good Times may terminate this Agreement and the parties shall thereafter be released of all liability hereunder.

b.         At the closing, Sellers and/or Good Times, as applicable, shall execute and deliver the following documents:

(i)         CEDA Restaurants shall execute and deliver to Good Times a Bill of Sale and Assignment for the Personal Property, substantially in the form attached hereto as Exhibit B.

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(ii)        Sellers shall execute and deliver a termination of the Assignment of Lease dated February 29, 2008 between Good Times and CEDA Restaurants with regard to the ground lease;

(iii)       Good Times and CEDA Restaurants shall execute a Franchise Termination Agreement terminating the Franchise Agreement dated August 31, 1998 between CEDA Restaurants and Good Times.

c.         All utilities, personal and real property taxes, insurance and common area charges, if any, with respect to the Restaurant shall be prorated as of the Closing Date.  Seller shall remain liable for all accounts payable accrued with respect to the Restaurant for the period prior to and through the Closing Date.

d.         At the closing, CEDA Restaurants shall continue the employment of all of its employees who were employed at the Restaurant.  Good Times shall have the right, but not the obligation, to lease any of such employees from CEDA Restaurants through September 30, 2008 or to hire any of such employees.  All payroll, payroll taxes, employee benefits and other costs and expenses of any kind or nature whatsoever with regard to such employees of CEDA Restaurants shall remain the liability of CEDA Restaurants and Good Times shall have no responsibility for any such costs or employees.

e.         At the closing, Good Times shall pay the Purchase Price to the applicable Seller as set forth in paragraph 2.

f.          At the closing, Seller shall use the Purchase Price to pay off the SBA note to Vectra Bank dated _________ with a balance of approximately $311,700.00, to reduce notes payable to Good Times of approximately $64,250 and to reduce any accounts payable to Good Times and others related to the operation of the restaurant prior to closing.

g.         At the closing, Seller shall deliver or cause to be delivered to Good Times all keys to the Restaurant and originals or copies of any books, records, reports, software and other electronic and written materials of any kind or nature regarding the Restaurant and the operation thereof which Good Times requests in writing and deems necessary for the purchase and future operation of the Restaurant.  Good Times shall have full possession and enjoyment of the Restaurant and Assets from and after the Closing Date.

            5.         Representations and Warranties.

a.         Seller represents, warrants and covenants the following to Good Times as of the date hereof and as of the Closing Date:

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(i)         Seller has filed all federal, state and local tax returns required by law and has paid all taxes (including sales and payroll taxes), assessments and penalties due and payable by it with respect to the Restaurant and Assets.  There are no present disputes, nor is there any reason to believe a dispute may result, as to taxes of any nature payable by Seller with respect to the Restaurant and/or Assets;

(ii)        There are no pending, or to the best knowledge of Seller, threatened, nor does there exist any basis for, any suit, action, arbitration, or legal, administrative or other proceeding, or governmental investigation or claims against or affecting the Restaurant or any of the Assets;

(iii)       All liabilities of Seller with respect to the Assets (including, without limitation, obligations to employees and federal, state and local governmental authorities) will be paid at or before the Closing Date; and

(vi)       The execution and carrying out of this Agreement has been duly authorized by all of the members of Seller and no other authorizations are required therefor.

            6.         Indemnification.  For a period of three years after the Closing Date, Seller hereby indemnifies and holds Good Times harmless from and against any and all liabilities, obligations, claims, lawsuits, fines, penalties, taxes, losses, costs and expenses, direct or indirect, of any kind or nature whatsoever arising from or in connection with (i) any breach by Seller of a representation, warranty, covenant or any other provision of this Agreement, (ii) the operation of the Restaurant (including claims arising from employees of Seller) during the period on and prior to the Closing Date and (iii) any and all taxes and assessments imposed or levied upon the property (real or personal), sales, income or business operations of the Restaurant or Assets during the period on and prior to the Closing Date.  On or before the Closing Date, Seller shall provide Good Times with insurance certificates or copies of insurance policies showing satisfactory (in Good Times' discretion) comprehensive general liability insurance coverage in connection with the operations of the Restaurant during the period on and prior to the Closing Date.  Good Times shall indemnify and hold Seller harmless from and against any and all liabilities, obligations, claims, lawsuits, fines, penalties, taxes, losses, costs and expenses, direct or indirect, of any kind or nature whatsoever arising from or in connection with (i) any breach by Good Times of a representation, warranty, covenant or any other provision of this Agreement, and (ii) the operations of the Restaurant so long as such liabilities, obligations, claims, lawsuits, etc. first accrue during the period after the Closing Date.

            7.         Further Assurances.  Seller, at any time before or after the closing, will execute, acknowledge and deliver any further deeds, assignments, conveyances and other assurances, documents and instruments of transfer requested by Good Times, and will take any other action consistent with the terms of this Agreement that may be requested by Good Times for the purpose of transferring the Assets and business of the Restaurant (including any licenses) to Good Times.

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            8.         Costs and Expenses; Attorneys' Fees.  The parties shall equally split the attorneys fees and each party shall pay its own costs and expenses incurred or to be incurred by it in negotiating and carrying out the transactions contemplated by this Agreement.  In the event either party shall bring an action at law or other proceeding against the other party or its successors or assigns to enforce any of the terms, covenants or conditions of this Agreement, the prevailing party in such action or proceeding shall be paid all reasonable attorneys' fees incurred by it, as determined by the court and not a jury, and in the event any judgment is secured by such prevailing party, all such attorneys' fees shall be included in such judgment.

            9.         Entire Agreement.  This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained herein and supercedes all prior and contemporaneous agreements, representations and understandings of the parties.  No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both parties.  No waiver shall be binding unless executed in writing by the party making the waiver.

            10.       Successors and Assigns; Governing Law.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and shall be governed by and interpreted in accordance with the laws of the State of Colorado.

            11.       Survival.  The representations, warranties, covenants and indemnities of Sellers set forth herein shall survive the closing and the covenants shall be and remain continuing covenants enforceable in accordance with their terms.

            If this letter correctly sets forth our agreement, kindly sign and return the attached copy hereof.  This letter may be signed in counterparts and delivered by facsimile transmission.

                                                            Very truly yours,

                                                            GOOD TIMES DRIVE THRU INC.,

                                                            a Colorado corporation

                                                            By: /s/ Boyd E. Hoback

                                                                        Boyd E. Hoback, President

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Agreed to and accepted, with the intent to be legally bound hereby, effective as of February 29, 2008

CEDA ENTERPRISES, INC.

a Colorado corporation

By: /s/ Cornelius Jones

Name: Cornelius Jones

Its: President

EXHIBIT A

PARTIAL LIST OF PERSONAL PROPERTY

See attached

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EXHIBIT B

BILL OF SALE AND ASSIGNMENT

            This Bill of Sale and Assignment ("Bill of Sale") is made effective as of February 29, 2008 by CEDA Enterprises, Inc., a Colorado corporation ("Assignor"), for the benefit of Good Times Drive Thru Inc., a Colorado corporation ("Assignee").

            WHEREAS, Assignor and Assignee entered into a letter agreement dated February 20, 2008 (the "Letter Agreement") pursuant to which Assignor agreed to sell and Assignee agreed to purchase all of the assets of the existing Good Times restaurant located at 8930 E. Hampden Avenue, Denver, Colorado  80231 (the "Restaurant"); and

            WHEREAS, Assignor is executing this Bill of Sale in order to accomplish and document the transfer of the Restaurant to Assignee pursuant to the letter Agreement.

            NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Assignor does hereby sell, assign, transfer, convey, grant and deliver unto Assignee and its successors and assigns forever all of Assignor's right, title and interest in and to the Restaurant, including, without limitation, the building, improvements, furniture, fixtures, equipment, inventory, signage, smallwares, goodwill, cash, business records and supplies, business licenses (to the extent permitted by law), and other personal property and assets of any kind or nature whatsoever located therein, attached thereto or used in connection therewith and all accounts, accounts receivable, leases and other contract rights, insurance proceeds and other general intangibles in connection therewith or in any way related to the business operated at the Restaurant, but excluding all liabilities accrued or incurred on or before the date hereof.

            Assignor acknowledges and agrees that after the effective date hereof, it has no interest whatsoever in the Restaurant and Assignor covenants and agrees to and with Assignee, its successors and assigns, to warrant and forever defend the transfer of the Restaurant to Assignee against each and every person or persons whomever.

ASSIGNOR:

CEDA ENTERPRISES, INC.

a Colorado corporation

By: /s/ Cornelius Jones

Its: President

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